Graubard Miller
                              The Chrysler Building
                              405 Lexington Avenue

                            NEW YORK, N.Y. 10174-1901

                                 (212) 818-8800

Facsimile                                                  direct dial number
 (212) 818-8881                                              (212) 818-8696
                                                             email address
                                                         srosenberg@graubard.com

                                               January 31, 2006

Mr. John Reynolds
Assistant Director
United States Securities and
Exchange Commission
Washington, DC  20549

                  Re: Tremisis Energy Acquisition Corporation
                      Preliminary Proxy Statement on Schedule 14A
                      Filed December 8, 2005
                      File No.  000-50682
                      -------------------------------------------

Dear Mr. Reynolds:

      On behalf of Tremisis Energy Acquisition Corporation ("Company"), we respond as follows to the Staff's comment letter dated January 19, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Proxy Statement, a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Ms. H. Yuna Peng. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 2


General

1. On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy will be first sent or given to security holders. See Item I (b) of Schedule 14A.

      The first page of the proxy statement is the letter to the stockholders, which consists of two pages in its Edgar form. The required information is set out at the end of the letter, which will be a single page in its printed form. The mailing date will be inserted once we determine when the proxy statement will be cleared by the Securities and Exchange Commission ("SEC").

2. Please indicate in the letter to the stockholders to attend a special meeting, the price of the company's common stock in the paragraph discussing conversion rights.

      The requested information has been included on page 2.

3. We note that the solicitation can be made by the use of telephone or in person. If the solicitation is to be made by specially engaged employees or paid solicitors, state the material features of any contract or arrangement for such solicitation and identify the parties and the cost or anticipated cost thereof See item 4(a)(3) of Schedule 14A.

      We have revised the proxy card to eliminate telephone and internet voting based on recommendations from ADP. We have also revised the section entitled "Special Meeting of Tremisis Stockholders - Proxy Solicitation Costs" on page 47 of the proxy to indicate that Morrow & Co, Inc. has been hired to assist in the proxy solicitation process and that the Company will pay approximately $7,500, to Morrow & Co., Inc.

4. One of the proposals relates to a long-term compensation plan. Therefore, please furnish the information required by Item 402 of Regulation S-K. See
      Item 8 of Schedule 14A. Please also provide the information required by
      Item 10 of Schedule 14A.

      The Company's long-term compensation plan will become effective upon consummation of the merger. We currently indicate on page 128 of the proxy that, since the Company's inception, its officers and directors have not received any cash compensation for their services as officers and members of the board. None of the Company's current officers and directors is continuing as an officer or director of the Company after consummation of the merger. Further, no stock options under the plan are being granted at or in connection with the consummation of the merger. Accordingly, we have not added any additional disclosure.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 3


5. We bring to your attention Note D of Schedule 14A. A registrant incorporating any documents shall include a statement on the last page of the proxy statement as to which documents are incorporated by reference. Please also include the undertaking and information described in Note D2.

      We currently indicate in the section entitled "Where You Can Find More Information" on page 137 of the proxy statement that "information and statements contained in this proxy statement, or any annex to this proxy statement incorporated by reference in this proxy statement, are qualified in all respects by reference to the copy of the relevant contract or other document annexed as an exhibit to this proxy statement or incorporated in this proxy statement by reference." We also list an address and telephone number to which a request for additional copies of the proxy statement may be sent. We have revised such language to indicate that security holders may request orally or in writing, without charge, any and all of the information that has been incorporated by reference in the proxy statement.

6. One of the actions to be taken is with respect to amendment to Tremisis' certificate of incorporation. Please state briefly the general effect of such amendment.

      The effects of the amendments are addressed in the Question and Answer section beginning on page 11. We have also added a discussion of them on page 20.

7. A preliminary search reveals that there is a proceeding for Ram Energy, Inc. regarding administrative sanctions under the Kansas Securities Act alleging registration violations of the Kansas Securities Act. Please explain the nature of the matter. We may have further comments. Please identify any other state or federal regulatory or criminal proceedings involving RAM or Tremisis or any of their officers or directors during the last five years.

      The administrative action in Kansas under the Kansas Securities Act (Docket N0. 2003E057, KSC 2003-4605) involves Ram Energy, Inc., a California corporation, whose President is Richard M. Morr, Sr., and is not the RAM Energy, Inc. that is a party to the merger agreement. The subject RAM Energy, Inc. is a Delaware corporation whose President is Larry Lee. RAM confirms that there have been no state or federal regulatory or criminal proceedings involving RAM or any of their officers or directors during the last five years.

8. Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A.

      A summary term sheet has been included immediately following the table of contents and preceding "Questions and Answers about the Proposals."

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 4


9. For each report or opinion prepared by the outside party, please disclose the information required by Item 1015(b) of Regulation M-A.

      The only report prepared for the Company that is material to investors is the fairness opinion prepared by Gilford Securities Incorporated. Information regarding Gilford required by Item 1015(b) of Regulation M-A has been included on page 52 at the beginning of the "Fairness Opinion" section. There are no material relationships of the type referred to in paragraph (b)(4) of Item 1015 that existed within the past two years or are mutually understood to be contemplated.

10. We note that you have provided a section in the proxy materials addressing the material income tax consequences of the merger. Given the complex legal nature of the tax consequences it is not appropriate for the company to render an opinion concerning the tax consequences of the merger. Revise to provide a tax opinion on the merger transaction.

      We are providing supplementally the tax opinions of Graubard Miller and McAfee & Taft on the merger transaction. References to these opinions have been included in the discussion beginning on page 29.

Proxy Card

11. You state that votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m., central time on a certain date. Please clarify how the votes received after the deadline will be treated.

      We have revised the proxy card to eliminate telephone and internet voting.

12. Please confirm that the information provided over the internet or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

      We have revised the proxy card to eliminate telephone and internet voting.

13. You have a heading of "Exercise Conversion Rights" and a blank space next to it. Please explain to the stockholders what the blank space means and whether they need to affirmatively indicate in the proxy card in order to exercise conversion rights. 1f they will not be able to exercise conversion rights because they did not properly execute such an intent in this proxy card, please place a proper warning.

      The proxy card has been revised to address the foregoing comment.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 5


14. Proposal five to approve the Tremisis "2005" Long-Term incentive Plan appears to be inaccurate. Please correct.

      The correction has been made on the proxy card.

15. Proposal six is not explained in the proxy statement. Please include an explanation of proposal six in the relevant sections of the proxy statement.

      We have deleted proposal six from the proxy card as a stockholder motion to adjourn is not necessary under the bylaws.

16. Please update the information throughout the proxy statement to the end of December.

      Information throughout the proxy statement has been updated through December 31, 2005 to the extent it is presently available. Certain information cannot be updated at this time as it will not be available until the December 31, 2005 audited financial statements have been issued.

Questions and Answers About the Proposals, page 9

17. Please clearly explain the steps the stockholders would have to take to exercise their conversion rights. We note on page 24 that the demand must be made in writing at the same time that the stockholder votes against the merger proposal. Please explain what satisfies the "in writing" requirement. Please also explain whether an investor can remedy an improperly executed demand for conversion.

      We have revised the section entitled "Questions and Answers" on page 15 to indicate that a holder of shares of the Company's stock must demand in writing to the Company that the Company convert such holders shares into cash. To satisfy the "in writing" requirement, stockholders can check the box on the proxy card or submit any other type of writing to the Company to demand conversion of their shares. Stockholders may remedy an improperly executed demand for conversion at any time until the stockholder meeting.

18. Please disclose the status of the warrants held by those purchasers of IP0 units who demand to convert their shares into cash.

      The answer to "How do I exercise my conversion rights" has been expanded to address the status of the warrants held by persons who demand conversion.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 6


19. Please revise to address the conflicts of interest by the officers and directors of Tremisis in connection with the merger.

      We have revised the section entitled "Questions and Answers" beginning on page 11 to indicate that the members of the Company's board of directors have interests in the merger that are different from, or in addition to, the interests of a stockholder. We have provided a cross reference to such section in the proxy.

20. Address the one-time extraordinary dividend or redemption to be received by RAM's stockholders.

      We have added the disclosure regarding the extraordinary, one time dividend/redemption payment to be received by RAM's stockholders to the section entitled "Questions and Answers" beginning on page 11 and elsewhere in the proxy statement.

Summary of the Proxy Statement, page 17

21. The net proceeds from the IPO was approximately $34.1 million and $33.1 million was placed in a trust account. You state that $1.02 million has been and will be used by Tremisis to pay the expenses incurred in pursuit of a business combination. Please explain know much has been paid for the combination expenses. The net proceeds in escrow is $33,143,000 and only $30 million will be given to RAM after the merger, please account for the difference.

      We have revised the disclosure in the section entitled "Summary of the Proxy Statement" on page 19 to add the requested information.

The Parties, page 17
Tremisis, page 17

22. We note the statement that if Tremisis is unable to consummate a business combination by May 18, 2006 Tremisis' officers will dissolve and liquidate Tremisis within 60 days. You disclosed in the Form S-1 that the instruction to the trustee would be given promptly after the expiration of the 24-month period. Please revise to clarify your statement.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 7


      The Company's charter provides that if it is unable to complete a business combination by May 18, 2006, it will dissolve and distribute to all of its public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust fund, inclusive of any interest, plus remaining assets within 60 days. We believe that 60 days is a prompt time period, as the Company's liquidation is not only of its trust fund, but also of any remaining net assets after payment of any liabilities.

23. Please amend your document to define PV-10 in detail. Here and in the table on page 99, include the standardized measure for the respective periods.

      A Glossary has been added to the proxy material that includes the defined term "PV-10". In addition, we have clarified the use of that term in the narrative on page 101. Also, we have added standardized measure disclosure as requested at page 19 and at page 101.

RAM, pages 18-19

24. Please provide the basis of the statement, "RAM believes that it has substantial additional acquisition, development and exploitation opportunities in its core areas of operations"; otherwise delete the statement.

      We have deleted the statement, "RAM believes that it has substantial additional acquisition, development and exploitation opportunities in its core areas of operations."

25.   Please explain the technical terms "2-D and 3-D seismic information."

      The explanation of the terms "2-D and 3-D Seismic" is included in the Glossary.

Management of Tremisis and RAM, page 20

Tremisis, page 20

26. Please explain the statement, "Mr. Lane is a designee of Tremisis." Describe any previous relationship between Mr. Lane and Tremisis.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 8


      The statement "Mr. Lane is a designee of Tremisis" has been changed to read "Mr. Lane is a designee of Messrs. Coben and Kier under the voting agreement." (We also changed the immediately preceding reference to "RAM's designees" to read "designees of the stockholders of RAM under the voting agreement.")

      We advise, supplementally, that, prior to 1996, Mr. Lane and Mr. Coben held concurrent positions with certain organizations in the energy industry. Mr. Coben was Senior Vice President and a director of Catalyst Energy Corporation when Mr. Lane was general counsel and Mr. Coben was Chief Executive Officer of Bolivian Power Company when Mr. Lane was general counsel. They were also both partners in Liberty Power Latin America, LP. While these relationships did not extend beyond 1996, Messrs. Coben and Lane have continued to remain in contact. We believe that this information, dated as it is, is not material to investors and need not be disclosed.

27. Please clarify whether both RAM and Tremisis will survive after the merger.

      Both RAM and the Company will survive the merger, with RAM becoming a wholly owned subsidiary of the Company. We have added a paragraph to the discussion of Tremisis' management on page 21 to state this.

Pre-Closing RAM Dividends/Redemption, page 21

28. Please indicate an approximate amount of the potential one-time extraordinary dividend or redemption of outstanding common stock.

      We have revised the disclosure in the paragraph on page 21 of the proxy statement under the heading "Pre-Closing RAM Dividend/Redemption," which now appears on page 23, to include the requested information. Please note that we have also inserted the same language on page 48.

29. Please provide the basis for RAM declaring a one-time extraordinary dividend or redemption of a portion of its outstanding common stock, in an aggregate amount of up to the difference between $40 million and the amount of cash consideration to be received by the RAM stockholders in the merger. Are there any other factors that affect the amount of the pre-closing dividend/redemption? Explain how RAM determined the methodology for this dividend/redemption.

      We have revised the disclosure in proxy statement under the heading "Pre-Closing RAM Dividend/Redemption," on page 23, to include the requested information. Please note that we have also inserted the same language on page 48.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 9


Lock-Up Agreement, page 22

30.   Please explain the purpose of the lock-up agreement.

      The discussion of the lock-up agreement on page 24 has been revised to describe its purpose.

Quorum and Vote of Tremisis Stockholders, page 23

31. We note that broker non-votes "while considered present for the purposes of establishing a quorum, will have the effect of votes against the merger proposal and the proposals to amend the certificate of incorporation, but will have no effect on the incentive compensation plan proposal." Please discuss the implication of this treatment on the shares' eligibility for redemption/conversion.

      We have revised the section entitled "Quorum and Vote of Tremisis Stockholders" to state that, although abstentions have the same effect as a vote against the merger, stockholders cannot seek conversion unless they affirmatively vote against the merger.

Conversion Rights, page 24

32. You state "If the merger is not completed, these shares will not be converted into cash." Please clarify this statement in light of the liquidation provision if Tremisis does not complete a merger by May 18, 2006.

      We have revised the section entitled "Summary of the Proxy Statement - Conversion Rights" on page 26 of the proxy statement to indicate that if the merger is not completed, then the Company's stockholder's shares will not be converted into cash, but if the Company is unable to complete the merger, it is likely it will be forced to liquidate and all public stockholders will receive at least the amount they would have received if they sought conversion of their shares and the Company did consummate the merger.

Interests of Tremisis Directors and Officers in the Merger, page 24

33. Please revise to indicate the number of shares held by Tremisis' officers and directors that were acquired prior to the IPO. Also indicate the dollar value of those shares using the most recent quotation on the OTCBB.

      The discussion on page 26 has been revised to indicate the number of shares acquired by the Company's officers and directors prior to the IPO and the fair market value of those shares as of a recent date.

34. Please include disclosure with respect to the warrants held by Tremisis' officers and directors, which would appear to expire worthless if a business combination is not

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 10


      consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the number of shares underlying those warrants that would expire worthless.

      The discussion on page 26 has been revised to indicate the number of warrants held by the Company's officers and directors and the number of shares underlying such warrants.

35.   Please include disclosure with respect to each associate, as required by
      Item 5(a)(4) of Schedule 14A.

      We are advised that no associates of any of the directors and officers of the Company have any interests of the type addressed in this section and, accordingly, have not made any changes to the disclosure.

Tremisis' Conditions to Closing of the Merger, page 26

36. Please elaborate on the requirement of a legal opinion in an agreed form from McAfee & Taft and the comfort letters from BDO Seidman and UHY Mann.

      We have revised the section entitled "Tremisis' Conditions to Closing of the Merger" on page 27 to elaborate on the requirement of a legal opinion from McAfee & Taft and the comfort letters from BDO Seidman and UHY Mann. Please note that we have also inserted the same language on pages 67-68.

Termination, Amendment and Waiver, pages 26-27 (see also pages 67-68)

37. Please clarify whether the May 17, 2006 date on page 26 and the May 18, 2007 date on page 27 are correct.

      We have changed the May 17 date to May 18. This also conforms with the May 18 date on page 69.

38. We note that if Tremisis wrongfully fails or refuses to consummate the merger, a cash termination fee of $7.5 million will be due to RAM. Please disclose how the termination fee will be funded.

      The termination fee is payable only if (a)(i) the Company wrongfully terminates or refuses to close or (ii) RAM terminates because of a breach by the Company and (b) the Company consummates another business combination on or before May 18, 2006. This is stated on both pages 27 and 67. We have expanded these discussions to disclose that, if such other business combination is consummated, the Company will obtain the funds to make the termination payment from the moneys in the trust fund, which would be released on such consummation.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 11


39. Please disclose whether there is any similar provision if RAM wrongfully fails or refuses to consummate the merger.

      We have expanded the discussions on pages 29 and 69 to state that if either party fails or refuses to consummate the merger, the non-wrongful party will be entitled to assert its legal rights for breach of contract against the wrongful party, other than in the circumstance where Tremisis is required to pay the termination fee.

40. The disclosure on page 68 seems to indicate that even in the event of proper termination either by Tremisis or RAM, Tremisis will still be obligated to pay $7.5 million. Please clarify whether that is true or revise.

      We have revised the disclosure in the bullet point referring to the termination fee, to make it clear that the fee is payable only in the event of a Company breach.

Risk Factors, page 34

41. To the extent possible, please avoid the generic conclusions you reach in several of your risk factors that the risk discussed could "adversely affect" or harm your business, revenues or other similar matters. Instead, replace this language with more specific disclosure of how your financial condition would be affected and place the risk in- context by making the magnitude of the risk clear.

      We have revised the Risk Factors to remove the language "adversely affect" or harm our business, revenues or other similar matters, where appropriate.

42. We note your statement, "RAM's management believes that for each $1.00 per Boe increase or decrease in the price of oil and natural gas, the PV-10 Value of RAM's proved reserves at September 30, 2005 would increase or decrease, as the case may be, by $9.6 million." Please expand this to explain whether you have considered changes in your proved reserve volume estimates due to these hypothetical changes in prices. Address the maximum price change to which your statement applies.

      We have revised the disclosure on page 93 to reflect that RAM's management believes that, as of September 30, 2005, a $1.00 per Boe decrease in the price of oil, natural gas and NGLs would have resulted in a reduction of the PV-10 Value of RAM's proved reserves of $8.2 million; a $5.00 per Boe decrease in the price of oil, natural gas and NGLs would have resulted in a reduction of the PV-10 Value of RAM's proved reserves of $44.7 million, and a $10.00 per Boe decrease in the price of oil, natural gas and NGLs would have resulted in a reduction of the PV-10 Value of RAM's proved reserves of $89.6 million; and within these price ranges, the estimated quantities of its proved reserves would not materially decrease solely as a result of such changes in prices of production.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 12


43. We note the disclosure that RAM may be liable for environmental damage caused by previous owners of properties purchased by RAM. Are you aware of any such liability? If so, please discuss.

      We have added disclosure on page 38 to the effect that, currently, RAM is unaware of any material liability it may have for environmental damage caused by previous owners of properties purchased by RAM.

44. Please discuss the risks and the adverse consequences of the risk factor "RAM faces extensive competition in its industry. The discussion of competition appears to be generic.

      We have deleted the risk factor regarding competition.

Risks Related to the Merger, pages 38-39

45. Please describe the restricted shares held by insiders. Identify the insiders. How will restricted shares be sold in the public market?

      The discussion on page 41 has been revised in response to this comment.

46. Please briefly describe the listing requirements for NASDAQ. Address later in the proxy how the surviving entity intends to meet them.

      We have revised the risk factor on page 41 to describe generically the listing requirements for Nasdaq. We have also revised in the section entitled "Price Range of Tremisis Securities and Dividends" on page 136 to describe them more specifically and to indicate how the surviving entity intends to meet the Nasdaq criteria.

47. Please identify any agreements and arrangements that board members are party to that provide them with interests that differ from, or are in addition to, those of your stockholders generally, other than those identified here.

      An additional interest, originally disclosed on page 24, has also been addressed in the discussion on page 41.

48. Please identify those officers, directors and other affiliates who are parties to the voting agreement.

      The parties to the voting agreement have been identified in the discussion on page 41.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 13


49.   Please discuss the risks if the Adjournment Proposal is not approved.

      As the adjournment proposal is no longer contained on the proxy card, no changes in response to this Comment are required.

50.   Please discuss any risks due to regulatory delay.

      We do not anticipate any risk of delays to the merger due to regulatory authority. The only regulatory authority that we believe has jurisdiction over the transaction is the SEC. As the proxy statement won't be distributed until after the SEC has passed upon it, there will be no risk due to regulatory delay at or after the time it is distributed. However, we have added language to the risk factor relating to government regulation on pages 38-39 to address the potential effect of regulatory delay on the business.

Special Meeting of Tremisis Stockholders, page 41

51.   Please provide the disclosure required by Item 13(a)(6) of Schedule 14A.

      The required disclosure has been added in the discussion on page 135.

Proxy Solicitation Costs, page 45

52. We note that you have not but may hire a firm to assist in the proxy solicitation process. Please revise to clarify if such firm would be paid by proceeds outside of the trust account. If not, please revise to clarify bow such firm would be paid.

      As stated above in response to comment 3, we have revised the section entitled "Special Meeting of Tremisis stockholders - Proxy Solicitation Costs" on page 47 of the proxy statement to indicate that Morrow & Co., Inc. has been hired to assist in the proxy solicitation process and that the Company will pay approximately $7,500, to Morrow & Co., Inc. The Company will pay these fees from non-trust proceeds.

Tremisis Fairness Opinion, page 45

53. Please clarify what the effect will be, if any, on the fee paid to Gilford if the merger is not consummated.

      If the merger is not consummated, the balance of the fee due to Gilford Securities ($25,000) is not payable. This has been described in the revised text on page 45.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 14


The Merger Proposal, page 46

Background of the Merger, page 46

54. We note that "in April 2005, Tremisis was introduced to RAM by Ronald Ormand, an investment banker for WestLB." Please revise to clarify how this came about. Did Tremisis seek out Mr. Ormand's and WestLB's assistance? Discuss the circumstance by which Ormand/WestLB was aware that RAM was seeking to be acquired. Please provide a detailed account of RAM's association with Mr. Ormand and WestLB and Mr. Ormand and WestLB's association with Tremisis before April 19, 2005. The discussion should include the date when Mr. Ormand learned about and first contacted Tremisis and RAM. Indicate whether a finder's fee was paid to Mr. Ormand and if so, provide the terms and amounts.

      We have deleted the first two sentences of the second full paragraph on page 47 of the proxy statement and inserted additional disclosure in lieu thereof on page 49 of the revised proxy statement to address this comment. Supplementally, we wish to advise you that Ronald Ormand was not affiliated with WestLB at the time Tremisis was introduced to RAM.

55. Did WestLB enter into any written agreement with Tremisis or RAM? If so, please provide the Staff with copies of those agreements.

      We are providing RAM's agreement with WestLB as supplemental information with this letter.

56. The disclosure provides that on April 19, 2005, Mr. Coben met with Mr. Ormand and Mr. Lee and on April 14, 2005, a confidentiality agreement was executed. Please confirm that the April 19, 2005 and April 14, 2005 dates are correct.

      The dates stated are correct. The confidentiality agreement was signed in advance of the April 19, 2005 meeting.

57. Please affirmatively disclose whether any of Tremisis' officers or directors had heard of RAM Energy and were aware that RAM's owners wished to sell RAM prior to April 14, 2005.

      RAM was first brought to the attention of the Company's officers and directors a few days before the April 19, 2005 meeting, when Mr. Ormand approached them to inquire whether the Company would be interested in a transaction with RAM. The discussion at page 47 has been revised to so disclose.

58. Please provide the Staff with a copy of the Confidentiality Agreement signed on April 14, 2005, as referenced on page 47. Also advise us whether Tremisis entered into confidentiality agreements with any other potential acquirees.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 15


      A copy of the Confidentiality Agreement signed on April 14, 2005 is being furnished to the Staff supplementally. In the course of its searches for a suitable partner for a business combination, the Company signed confidentiality agreements with approximately 15 other potential targets.

59. We note that Tremisis entered into substantial discussions with a few companies. Revise to describe in detail the efforts made by Tremisis in connection with these companies.

      The discussion on page 47 has been revised to elaborate on such discussions. For reasons of confidentiality, the names of the companies have not been disclosed.

60. Describe the material terms of the proposal with the one other business target and discuss why it was rejected. Also clarify whether the board of directors of Tremisis decided that the one business target was not a satisfactory candidate for a merger.

      This Comment has been addressed in the revised discussion referred to in the response to Comment 59.

61. On page 47, you state "Tremisis retained certain advisors who are specialists in the oil and gas exploration and production industry to assist in its due diligence of RAM, which commenced in late June 2005." Please identify those advisors and describe the assistance they provided.

      The advisors and the assistance they provided are described in the revised discussion on page 47.

62. Please clearly state the total consideration that Tremisis is paying for RAM, identifying cash, stock, assumption of debt, and any other components.

      The total consideration that the Company is paying for RAM is described in the revised discussion on page 48.

63. Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of RAM was conducted prior to or during the merger negotiations. Indicate whether any valuation of RAM was presented to the Tremisis board of directors prior to their approval of the merger on October 3, 2005. We may have further comments.

      The discussion beginning at page 48 has been expanded to address this Comment.

64. Clarify whether counsel for Tremisis participated in determining the consideration to be received in the merger.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 16


      Counsel for the Company did not participate in determining the consideration. This has been stated in revised text on page 49.

65. We assume that certain financial information including financial projections was provided to Tremisis and their counsel. Provide us with copies of all non-public information received by Tremisis, their affiliates and representatives that led to the execution of the merger agreement. In addition, please provide us with the basis for any conclusion that the non-public information is not material and therefore need not be disclosed.

      We have been advised that the only financial information received by the Company from RAM and not included in the proxy statement were certain financial projections. The Company believes that inclusion of such projections in the proxy statement is not appropriate in that it might be misleading to investors. Copies of these projections are provided herewith to the SEC as supplemental information.

Tremisis' Board of Directors' Reasons for the Approval of the Merger, page 48-49

66. Please disclose the reasons Tremisis chose not to receive services from any financial advisor during its negotiations with RAM.

      The Company believes that its existing personnel, together with the advisors it engaged (which are now identified in the proxy statement - see response to Comment 61 above) have adequate experience and expertise to enable it to evaluate the transaction without the services of any additional financial advisor.

67. We note your statement that Tremisis did not receive services from any financial advisor. We also note that Mr. Maley of Gilford Securities Incorporated ("Gilford") made presentations to the board of directors on September 22, 2005 and October 3, 2005. Please advise or revise as appropriate.

      Gilford was engaged to provide an opinion as to the fairness of the consideration to be paid by the Company in the transaction, which had been independently negotiated by the Company, and not as a financial advisor.

Interest of Tremisis' Directors and Officers in the Merger, page 50

68. Quantify, to the extent practicable, the financial benefits of the merger to the officers and directors of Tremisis given their shares and warrants are worthless if Tremisis is liquidated. Indicate the number of shares and warrants held by Tremisis' officers and directors.

      We have revised the section entitled "Interest of Tremisis' Directors and Officers in the Merger" on page 26 of the proxy statement to quantify the financial benefits of the merger to the

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 17


officers and directors of the Company. We have also indicated the number of shares and warrants held by the Company's officers and directors.

Fairness Opinion, page 50

69. We note that your financial advisor considered several different valuation methods in providing its fairness opinion. Please substantially revise your disclosure to explain more completely each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. Briefly describe the qualifications of Gilford and discuss the method of selection of Gilford. Describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Gilford and Tremisis, or their affiliates. See
      Item 1015 of Regulation M-A.

            We have expanded the discussion to address this comment on pages 53 to 56 of the proxy statement. No material relationship has existed during the past two years or is mutually understood to be contemplated between Gilford and Tremisis, or their affiliates. Further no compensation has been received or is to be received as a result of the relationship between Gilford and Tremisis, or their affiliates. Please also refer to our response to Comment 9, above.

70. Please disclose that Gilford has consented to use of the opinion in the document and provide Gilford's consent.

      We have revised the section entitled "Fairness Opinion" on page 52 of the proxy statement to indicate that Gilford has consented to the use of their opinion in the proxy statement. Such consent is included in the last paragraph of their opinion letter which is annexed to the proxy statement as Exhibit E.

Valuation Overview, page 53

71. Please explain the differential between the proposed maximum aggregate value of the transaction of $169,520,000 listed on the cover page and the proposed acquisition consideration of $300 million listed on page 53.

      The differential between the maximum aggregate value of the transaction and the proposed consideration on former page 53 is the assumption of $125 million of debt of RAM by Tremisis. The maximum aggregate value of $169,520,000 listed on the cover page was calculated as 25.6 million shares of stock valued at $5.45 or $139,520,000 plus $30 million in cash payable to RAM shareholders. The proposed acquisition consideration of $300 million

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 18


listed on page 53 was calculated as 25.6 million shares of stock valued at $5.45 or $139,520,000 plus $30 million in cash payable to RAM shareholders and the assumption of $125 million of debt of RAM by Tremisis or $295 million which was rounded up to $300 million. We have revised the proxy statement on page 55 to clarify the foregoing.

Discounted Cash Flow Analysis, page 53

72. Please explain why Gilford used discount rates ranging from 10.0% to 15.0% if they were based on a weighted average cost of capital of 9.5%.

      Gilford used discount rates ranging from 10% to 15% as a conservative range, based on RAM's weighted average cost of 9.5% and the E&P sector industry standard of present value discounted at 10% on the low end, and 15% on the high end in an business environment of rising interest rates as experienced in 2005. We have revised the proxy statement on page 56 to clarify the foregoing.

Comparable Transaction Analysis, page 54

73. We note the statement, "Gilford believes that if these transactions were to take place in the current pricing environment, the reserve multiples would be 20%-50% higher." Please clarify this statement and provide the basis for it.

      The basis for the statement that reserve multiples on the transaction analysis would be 20%-50% higher is based on the average price of WTI Oil for 2004 was US$41.47/BBL and the average price in Q3 2005 was US$63.31/BBL; the average price of NYMEX Henry Gas for 2004 was US$6.18/Mmbtu and the average price in Q3 2005 was US$9.73/Mmbtu. The document has been revised to clarify the statement on page 55.

74. Please describe the material terms of the indemnification agreement between you and Gilford.

      The appropriate disclosure has been included on page 55.

Material Federal Income Tax Consequences of the Merger, page 55

Tax Consequences of the Merger to RAM Stockholders, page 56

75. You state "the holding period of Tremisis common stock received by the RAM Stockholders in the merger will include the holding period of the RAM common stock for which it is exchanged." Please explain.

      We have added disclosure on page 58 explaining the statement. Supplementally, the basis for the statement is the following:

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 19


      The determination of the holding period for stock received in a reorganization is derived from an analysis of the sections 354, 358 and 1223 of the Internal Revenue Code of 1986 ("IRC") applicable to corporate reorganizations.

      In this transaction there is a reorganization, as defined in IRC Sec. 368(a)(1)(E), i.e. a reverse triangular merger, pursuant to which the RAM stockholders surrender their RAM common stock and receive in return common stock of Tremisis Acquisition Corporation (and some cash which is taxable as a dividend to the extent of accumulated earnings and profits).

      IRC Sec. 1223(1) provides that in determining the period for which the taxpayer has held property received in an exchange, there shall be included the period for which he held the property exchanged if, under this chapter, the property has, for the purpose of determining gain or loss from a sale or exchange, the same basis in whole or in part in his hands as the property exchanged ... and the property exchanged at the time of such exchange was a capital asset.

      Thus, a RAM stockholder of carries over to the Tremisis common stock he receives in the merger his historic holding period for his RAM common stock.

Merger Consideration, page 58

76. Please fully describe the total merger consideration with a breakdown of cash, stock, assumption of debt, and any other components.

      We believe the merger consideration has been fully described in this section as written. We have added a sentence to the effect that RAM, which will survive the merger as a wholly owned subsidiary of the Company, will remain liable for its outstanding debt, which is estimated to be approximately $125 million at the closing.

Indemnification, page 67 (sic)

77. Please further clarify the process by which a determination to assert a claim for indemnification will be made by Lawrence S. Coben. How will that determination be made? What role will Larry E. Lee play in representing the interests of the stockholders of RAM in the determination?

      The indemnification process is described in new text beginning on page 68 of the proxy statement.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 20


Fees and Expenses, page 68

78. Please disclose the material terms of the Financial Advisory Mandate Letter with WestLB, including the services provided by WestLB. Clarify if there is any separate compensation to Mr. Ormand? Please revise to clarify if the approximately $2.9 million fee to be paid by RAM to WestLB is contingent on the success of the merger. Are there any additional fees to Mr. Ormand or WestLB paid by Tremisis or RAM?

      We have added disclosure on page 70 of the proxy statement to address this comment.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 69

79. We note that the accumulated deficit was increased by $39,625,000 for each scenario presented. Please tell us why you believe that such adjustment is appropriate in accordance with Rule 11-02 of Regulation S-X. Since the pro forma balance sheet assumes that the transaction was consummated at the end of the period presented, the pro forma retained earnings or accumulated deficit is typically equal to that of the accounting acquirer prior to the merger, adjusted for any nonrecurring charges that are directly attributable to the merger and that would be recorded at the date of acquisition. In addition, please correct the caption for the pro forma balance sheet presented on page 72, which appears to be incorrectly labeled as stockholders' (deficit) equity.

      The changes suggested in this comment have been made to the Unaudited Pro Forma Condensed Balance Sheet at page 73.

80. We note that adjustments (1) and (4) disclosed on page 73 assume that additional debt will be incurred of $9.1 million (assuming no conversions), or $15.9 million (assuming maximum conversions). Given that only $1.3 million of additional borrowings are available at September 30, 2005, please disclose your plans to obtain the additional financing required for the proposed acquisition and related distribution to RAM shareholders. In addition, please consider whether risk factor disclosure regarding the need to incur additional indebtedness is required.

      Please see our response to comments 28 and 29 above. We do not believe a risk factor is required since Tremisis will have no continuing obligation to pay the RAM stockholders any shortfalls resulting from an insufficient extraordinary dividend/redemption payment.

Pro Forma Consolidated Statement of Operations, page 75

81. Please revise your disclosure to include a pro forma statement of operations for the interim period ended September 30, 2005, or tell us why you believe that such disclosures are not required under Item 310(d) of Regulation S-B.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 21


      After discussion with a member of the SEC staff on January 25, 2006, and noting that the SEC training manual states, in part: "These transactions are considered by the staff to be capital transactions in substance, rather than business combinations;" it was agreed that it would not be appropriate to present a pro forma statement of operations that included RAM and Tremisis. We believe that it would be particularly enlightening to investors, however, to know what the pro forma earnings (or loss) per share for RAM would be (assuming the outstanding shares of Tremisis, including those issued to the RAM shareholders) for the pro forma year ended December 31, 2004 and the nine months ended September 30, 2005. Therefore, a new section entitled "Pro forma Earnings
(loss) Per Share" has been added at page 76 to present this information in similar fashion to the pro forma book value per share information.

82. Please revise the pro forma statement of operations to include the accounts of Tremisis.

      After discussion with a member of the SEC staff on January 25, 2006, and noting that the SEC training manual states, in part: "These transactions are considered by the staff to be capital transactions in substance, rather than business combinations;" it was agreed that it would not be appropriate to present a pro forma statement of operations that included Tremisis.

Note D, page 77

83.   Please explain your basis for each of the pro forma adjustments labeled
      (5) and (6) Note that pro forma adjustments should give effect to events that are directly attributable to each specific transaction.

      We have deleted the adjustments labeled (5) and (6) from RAM's Pro Forma Consolidated Statement of Operations.

84. Please explain your basis for pro forma adjustment (9). Pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination, including termination of employees and closure of facilities, generally are not appropriate on the face of the respective pro forma financial statements, but could be disclosed in the footnotes thereto.

      We have deleted adjustment labeled (9) from RAM's Pro Forma Consolidated Statement of Operations.

Business of RAM, page 91

General, page 92

85. We note your statement, "From 1989 through September 30, 2005, RAM drilled or participated in the drilling of 446 oil and natural gas wells with a 92% success rate." Please expand this to explain if a successful well will return its costs.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 22


      We have revised the disclosure on page 94 and elsewhere in the proxy statement to address this comment.

Principal Properties, page 93

86. We note your statement, "RAM estimates that with the two new generators in place, the resulting savings in field electricity costs will be more than $40,000 per month. Due to this and other more efficient operating techniques, RAM expects to significantly reduce the per barrel lease operating cost across the field for 2006 and thereafter." Please amend your document to disclose the range of unit production cost reduction you anticipate here. Tell us if you included these reductions in your estimates of proved reserves and future net revenues. If so, tell us the capital costs - sunk and expected - you expended/included to effect these cost reductions.

      We have deleted any reference to "other more efficient operating techniques." In addition, the $40,000 estimated monthly savings were not factored into RAM's estimates of proved reserves, future net revenue and PV-10 Value. Management of RAM believes that this monthly savings will not materially affect its unit production costs. Based on RAM's revenues from sales of oil and natural gas, as reflected is its pro forma statement of operations for the year ended December 31, 2004, a $480,000 annual savings resulting from the two new generators would be approximately 1.0% of its pro forma revenue from sales of oil and natural gas, and less than 1.5% of RAM's pro-forma operating revenue for that year, and less than 4.0% of the line item in such pro forma financial statements. Accordingly, we do not believe the difference in the range of unit production costs would be material.

87. Please expand your statement, "RAM believes that significant upside potential remains for increased production from the field through the application of advanced engineering and operating methods" to give examples of these that you intend to use.

      We have deleted the statement referred to in this comment.

Electra/Burkburnett Area, page 94; Egan Field, page 94; Boonsville Area, page 95

88. Please specifically describe the adverse impacts of Hurricanes Rita and Katrina to these areas in terms of property damage and lost production (both in dollars and amounts).

      We have revised the materials to disclose that, while RAM did not experience any property damage as a result of Hurricanes Katrina and Rita, it did lose the use of electric power for a brief period. In addition, certain purchasers of production from RAM's wells temporarily reduced their purchases because of those Hurricanes. Consequently, RAM experienced a decline in production revenue in September 2005.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 23


Boonsville Area, page 95

89. You state "RAM is also actively pursuing a workover program in its existing wells to maximize production and take advantage of opportunities in the many up hole and deeper (below existing bridge plugs) zones that present attractive recompletion targets." Please define the terms used in this statement and provide further explanation.

      We have revised the disclosure to simplify the explanation that RAM may attempt to re-complete wells in other hydrocarbon containing zones in existing well bores. Additionally, the terms can be found in the Glossary on page 138 of the proxy statement.

Barnett Shale Acreage, pages 95-96

90. You state "Approximately 3,500 gross acres are subject to a Participation Agreement with Chief Oil & Gas, Inc., with RAM having the right to participate with a 36% working interest in each well proposed to be drilled on the contract area. The agreement is on a 'drill-to-earn' basis and includes a continuous drilling obligation, requiring Chief to commence a new well within 120 days after the filing of a completion report on the preceding well, failing which Chief s right to earn under the Participation Agreement will terminate. Please define the highlighted terms and provide further explanation.

      We have revised the disclosure to explain that Chief can earn an interest by drilling a well on a covered property. Additionally, the terms can be found in the Glossary on pages 138 of the proxy statement.

Reserve Data, page 99

91. Please submit to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your 9-30-05 proved reserve disclosure. These should include:

      (a) One-line recaps for each property/lease sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

      (b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and a non-producing properties;

      (c) Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

      (d) Engineering exhibits (e.g., maps, rate/time plots, volumetric calculations) for each of these six largest properties. Please include normal operational plots

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 24


            such as oil cut vs. cumulative production and injection history/estimated fill up for any secondary recovery units in these largest properties.

      (e) Identify those properties that comprise the 1607 MBOE "Proved reserves acquired/discovered" in the nine month period ending 9-30-05 on page 100. You may contact us for assistance in this or any other matter.

      Copies (both hard copies and electronic versions) of the petroleum engineering reports used as the basis for RAM's September 30, 2005 reserve disclosure are being provided as supplemental information. The following information is included in the reserve reports or is also being provided supplementally:

      a) One line recaps, together with one line summaries sorted by field and present worth (included in reserve reports);

      b)    Total company summary schedules (included in reserve reports);

      c) Individual income forecast schedules for all properties (included in reserve reports), and forecasts for the top three properties in the proved developed and proved undeveloped reserve categories along with appropriate AFEs (also being provided);

      d) Decline curves (rate/time plots) for the top six largest proved producing properties;

      e) A list of wells which were added from January 1 through September 30, 2005 which comprise proved reserves acquired/discovered during such period. The remaining portion of the 1,607 MBoe of reserve additions are comprised of reserves added as a result of well/lease performance and product price increases.

92. Amend your document to disclose separately any proved NGL reserves you have claimed through gas plant ownership.

      We have revised the disclosure on page 101 of the proxy statement to address this comment.

93. Financial Accounting Standard 69, paragraph 30 specifies that estimates of proved reserves and the associated future net revenues must be based on period-end prices. Please affirm to us that you have complied with this and have not used hedged pricing, "planning prices" or other substitute in your estimates. If you cannot so affirm, submit a compilation of the effects of these surrogate prices on your estimated proved reserves and future net revenue and amend your document to comply with the requirements of FAS 69. Be advised you may disclose the effects of your hedging

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 25


      program on the standardized measure via an additional line item or footnote. This is described at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P378_88035.

      RAM confirms that its estimates of proved reserves and the associated future net revenue from those reserves are based on prices at September 30, 2005, and RAM did not use hedged pricing, "planning prices" or other substitutes.

94. Rule 414(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

      RAM confirms that it has no PUD reserves claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells.

95. Amend your document to remove any hydrocarbon volumes you have claimed as proved reserves:

      (a)   In undrilled fault blocks;

      (b) Below the lowest known -- penetrated and assessed - structural occurrence of hydrocarbons.

      RAM confirms that it does not have volumes claimed as proved reserves either (i) in un-drilled fault blocks, or (ii) below the lowest known structural occurrence of hydrocarbons.

Net Production, Unit Prices and Costs, page 100

96. Please amend your average realized prices table to disclose your historical oil and gas prices before and after the effect of your hedging arrangements.

      The historical oil and gas prices shown in the table are the actual prices received by RAM for the sale of its oil, gas and natural gas liquids for the periods shown. RAM does not utilize hedging contracts that alter or otherwise affect the price it receives for the sale of its production. All of RAM's hedging contracts are derivatives settled as financial obligations as opposed to contracts for physical delivery that affect sale prices. Accordingly, no revision has been made to this disclosure.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 26


Oil and Natural Gas Marketing and Hedging, page 102

97. We note that in 2005, three purchasers accounted for approximately 75% of RAM's sales. In light of this, please provide the basis of the statement, "RAM believes there are numerous other companies available to purchase RAM's oil and natural gas, and that the loss of any or all of these purchasers would not materially affect its ability to sell oil and natural gas." Further, this statement appears contradictory to the next statement "such cessation could materially and adversely affect RAM's cash flow from operations on a temporary basis." Please clarify and revise.

      We have revised the disclosure on page 104 of the proxy statement to address this comment.

Legal Proceedings, page 105

98. Please disclose RAM's role, the potential liability and its ramifications to RAM in the pending lawsuit Sacket v. Great Plains.

            We have modified the disclosure regarding the litigation to add that RAM believes that its accounting for production from the affected leases was fair and proper. This is a putative class action. However, no class has yet been certified and RAM is vigorously resisting any class certification. If no class is certified, then RAM does not expect any material liability as a result of the lawsuit. Whether or not a class is certified, RAM will strenuously defend against any substantive claims made in the litigation.

RAM's Management's Discussion and Analysis of Financial
Condition and Results Of Operations, page 105

99. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19,
      2003) at http://wvvw.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K MD&A should not be a narrative repetition of information that can be gleaned from the financial statements. For example, on page 106, when discussing RAM's oil and gas sales for the three-month period ending September 30, 2005 (and in the discussion of the other periods), you state that the increase in sales revenues were higher due to increased production from the properties included in RAM's WG Energy Acquisition and an increase in prices. Throughout the discussion of each of the periods, provide an analysis of how and in what proportion the WG properties and increased prices affected RAM's sales revenues and expenses. With regard to derivatives, what

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 27


      contribution did derivative losses make to RAM's performance? If interest expenses increased due to higher outstanding balances of debt, why did RAM incur additional debt? If net losses increased, provide an analysis of the reasons far that increase, rather than a cursory reference to "the reasons stated above." Regarding taxes, provide an analysis of tax rates by oil and gas and the contribution of each to RAM's overall tax rate. Provide a similar analysis for the components of operating cash flow.

      We have revised the disclosure in numerous places in the MD&A discussion to address this comment.

Beneficial Ownership of Securities, page 128

100.  Please disclose the control person of Sapling, LLC.

      The requested information has been disclosed in note 17 to the beneficial ownership table on page 129.

RAM Related Party Transactions, pages 130-131

101. Please revise to indicate the total amount of expenses Tremisis has reimbursed its officers and directors for out-of-pocket expenses incurred in connection with identifying and investigating business combinations and business targets.

      The requested information has been disclosed on pages 132-133.

102. We note that RAM senior executive officers and shareholders participated in a transaction by purchasing a 5% interest in the prospect at the same price that RAM paid to the third party. Identify the third party. Identify the senior executives and shareholders who participated. Please identify all RAM officers, directors or shareholders who are officers, directors or shareholders of Repco. Also indicate the amount of their interests an Repco.

      We have revised the disclosure on pages 132-133 of the proxy statement to address this comment.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 28


103. Please identify the entity that provided the financing for Bridgeport to purchase the overriding royalty interests from RAM. Identify all RAM officers, directors, and 5% shareholders who have an ownership interest in Bridgeport. Also indicate the amount of their interests in Bridgeport. If RAM received approximately $11.81 per Boe (an amount greater than its purchase price), why was no gain on the sale recognized (see page F-16)? Did RAM obtain a fairness opinion for the royalty interests? Did RAM seek other bidders for the royalty interests? Address whether RAM considered this au arm's length transaction?

      We have revised the disclosure on page 133 of the proxy statement to address this comment.

104. We note that RAM paid approximately $792,000 of expenses for the benefit of RAM's two principal shareholders, some of which are personal expenses. Identify the two principal shareholders. Indicate the amount of each of their expenses paid. Clarify what portion of the $792,000 are personal expenses for each shareholder.

      The proxy statement has been revised to disclose the amounts paid to Mr. Lee and Danish Knights (which, at the time, was beneficially owned by Dr. Talley), the two stockholders of RAM. As the disclosure states, some of these expenses may have been personal in nature. However, we have been advised that it would be extremely difficult and unnecessarily burdensome to determine which expenses paid in past years may have been personal in nature. In addition, it would appear to be of little, if any, value to a Tremisis stockholder, to provide the stockholder with an itemization of which expenses paid in years past by a privately held entity may have been personal in nature.

105. We refer you to page F-13 provide the basis for RAM entering into the Special Retainer Agreement with an outside law firm where the company is obligated to pay approximately $348,000 in the event the agreement is terminated for various reasons. Identify the law firm. Revise to address the agreement in the related party transaction section. Provide the major terms of this agreement, which is also referred to on page F-36 with regard to stock options. Provide a copy of the agreement.

      We have revised the disclosure on page 133 of the proxy statement to address this comment. As supplemental information, we have enclosed a copy of the Special Retainer Agreement dated July 1, 1998, among RAM, McAfee & Taft and
C. David Stinson, and the amendment thereto.

106. We refer you to page F-42 For the years ended December 31, 2004, 2003 and 2002, the company paid expenses in the amount of $O, $260,000 and $46,000, respectively, on behalf of Danish Knights, a limited partnership, which is owned by one of the shareholders of the company. Revise to address these transactions in the related party transactions section. Describe Danish Knights. Identify the shareholder. Identify the expenses.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 29


      Item 404(a) of Regulation S-B requires disclosure of a related party transaction occurring during the last two fiscal years. Footnote N on F-42 indicates that no such expenses were paid to Danish Knights in 2004. We have added the footnote N disclosure to the related party transactions of RAM. In addition, the disclosure under the caption "Beneficial Ownership of Securities" provides the necessary disclosure of the stock ownership of Danish Knights.

Warrants, page 133

107. Other than for the IPO and the solicitation of the exercise of warrants, describe, in the appropriate section, any other relationship or agreements between. EarlyBirdCapital, Inc. and Tremisis or EarlyBirdCapital, Inc. and RAM.

      We are advised by both the Company and EarlyBirdCapital, Inc. that no other relationships or agreements exist between them. Accordingly, we have left this discussion unchanged.

Where You Can Find More Information, page 135

108.  Please update the SEC's address to 100 F Street, NE, Washington, DC 20549.

      The update has been made in each of the two places where it is necessary.

Financial Statements

109. Please ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

      The rules allow the Company and RAM to use the financial statements currently provided in the proxy statement. The financials will be updated if necessary.

110. Please disclose the reason for including the financial statements of RWG Energy, Inc. for the years ending December 31, 2004 and 2003. Refer to the specific Item in Regulation S-B that the financial statements have been provided to address.

      Separate audited financial statements of RWG Energy, Inc. are included in the filing because RAM acquired this entity in December 2004 and the acquisition was materially significant. We believe this is required under Item 310(c) of Reg. S-B, even though the section does not specifically address significant acquisitions made by acquired companies. One of our overriding goals in producing the proxy statement was to provide a complete a picture of RAM as it exists today, and of the combined companies following the consummation of the merger. If RAM were the reporting entity, it would be subject to Regulation S-K, and it would be required to provide separate financial statements for RWG Energy until such time as RWG Energy's operating results are included in the audited consolidated financial statements of RAM. See

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 30


Regulation S-X Rule 3-05(b)(4)(iii). For these reasons, we believe the inclusion of RWG Energy's financial statements are beneficial to the Tremisis stockholders as they evaluate RAM and consider whether to vote in favor of the merger.

RAM Energy, Inc. - Financial Statements for Nine Months ended September 30, 2005

Note 6.C - Derivative Contracts, page F-8

111. We note your disclosure that a net liability of $10.7 million was recorded at September 30, 2005, and a net asset of $1.6 million was recorded at December 31, 2004. Please tell us whether the net amount disclosed for each period included the offsetting of individual derivative assets and liabilities, and if so, why you believe that presentation of the gross assets and liabilities is not required.

      The net amounts disclosed for each period include the offsetting of individual derivative assets and liabilities; however they are all with the same counterparty, Coral Energy, Inc. In accordance with FIN 39 paragraph 10, such amounts may be netted as long as the conditions in FIN 39 paragraph 5 have been met. We believe such conditions in paragraph 5 have been met and have elected to present on a net basis. Accordingly, no revision has been made.

RAM Energy, Inc. - Financial Statements for Three Years Ended December 31, 2004

Consolidated Statement of Cash Flows, page F-21

112. We note your disclosure of net cash provided by (used in) discontinued operations within the operating section of the statement. Please tell us why no similar caption is presented within the investing and financing activities sections of the statement, or revise your disclosure accordingly.

      We have revised the presentation of the statement of cash flows to eliminate the separation of cash flows in the operating section between continuing operations and discontinued operations, as permitted by SFAS 95.

Note A - Summary of Significant Accounting Policies,
Organization and Basis of Presentation, page F-22

113. Please revise your disclosure to include your accounting policy with respect to segment disclosures, and the inf6rmation required by paragraphs 25-28 of FAS 131.

      Included in the original filing, in Note A 1. on page F-22, we disclose that "the Company operates exclusively in the upstream segment of the oil and natural gas industry . . . " Accordingly, we believe no other disclosures required under paragraphs 25-28 of SFAS 131 are applicable. We acknowledge that the Company had a pipeline system until it was sold in mid-2003; however given it is reported as discontinued operations and revenues and other items

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 31


related to discontinued operations are disclosed, we believe that the additional information required by paragraphs 25-28 of SFAS 131 for 2002 and part of 2003 would not be meaningful to stockholders. Accordingly, no revision has been made.

Note B - Acquisition, page F-27

114. Please tell us how you evaluated the fair value of the assets acquired and liabilities assumed under paragraphs 35-43 of FAS 141. Specifically, we note that $97.2 million was recorded as capitalized oil and gas properties, and no goodwill was recorded for the acquisition.

      The purchase price was allocated to working capital items based on amounts expected to be received and paid (all very short-term), to asset retirement obligations in accordance with SFAS 143, which estimates were derived by independent petroleum engineers, and to oil and natural gas properties based on the discounted value of proved oil and natural gas reserves. The PV-10 value of WG Energy's proved oil and gas reserves, as estimated by independent petroleum engineers, as of the date of acquisition was $152 million. Thus, the $97.2 million balance of the purchase price, after allocation to working capital items and other liabilities, was all allocated to oil and natural gas properties and no goodwill resulted from this acquisition.

Note C - Sale of Subsidiary, page F-28

115. Please tell us why you believe that the gain on the sale of the subsidiary is properly classified in the statement of operations as revenue, rather than other income or expense.

      Paragraph 45 of SFAS 144 requires a gain or loss on the sale of a long-lived asset or disposal group that is not a component of an entity to be classified as an item within operating income. In substance, the sale of this subsidiary was merely the sale of certain oil and gas properties that were transferred from RAM (RAM continues to hold and operate significant other oil and gas properties) to a newly created subsidiary that was then sold. Given that in substance this was the sale of certain operating, long-lived assets (i.e., disposal group) that did not represent a component of an entity, we believe classification as an operating item is appropriate.

      We have revised the caption, "revenues" on the statement of operations, to now read, "revenues and other operating income."

116. Please tell us, in as much detail as necessary, how you evaluated the disposition of the subsidiary in accordance with paragraphs 41-44 of FAS
      144. Tell us how you determined that the net assets of the subsidiary did not represent a component of the Company. We note that in the prior year, a subsidiary was sold for $15.0 million and was treated as a discontinued operation, while in the current year, the sale of the subsidiary for $21.8 million was not treated as a discontinued operation.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 32


      As discussed in our response to comment 115 above, the Company carved out certain oil and gas properties from RAM (RAM continues to hold and operate significant other oil and gas properties) and transferred such carved out properties to a newly created subsidiary that was then sold. The properties sold were all located in New Mexico; however the Company continues to hold and operate other properties located in New Mexico. Since all properties sold were located in New Mexico and the Company continues to hold and operate other properties located in New Mexico, all with similar quality hydrocarbons and similar economic characteristics as those properties sold, we believe the conditions included in SFAS 144 for classification as discontinued operations were not met. We also believe this fact pattern to be similar to example 12(b) in Appendix A of SFAS 144. The subsidiary that was sold in the prior year was the subsidiary that included the Company's pipeline operations and thus the disposal of that subsidiary clearly met the conditions included in SFAS 144 for presentation as discontinued operations, as Ram had no further involvement in the operations of that component.

      We have enhanced the disclosure in the financial statements regarding the disposal in 2004.

RWG Energy, Inc. - Financial Statements for Two Years Ended December 31, 2004

117. We note various line items on the statement of cash flows that relate to the application of push-down accounting for the acquisition by RWG Energy, including "step-up in basis of property and equipment" and "long-term debt assumption". Please revise the presentation of the cash flow statement to exclude any items that did not result in the receipt or disbursement of cash. As applicable, such items should be presented separately as non-cash transactions.

      The statement of cash flows for RWG Energy, Inc. has been revised to exclude any items that did not result in the receipt or disbursement of cash and appears at page F-51.

Note 11 - Derivative Financial Instruments, page F-65

118. We note your disclosure that no transactions were formally designated as hedges under FAS 133 during 2004 and 2003. Please reconcile this statement to your disclosure in Note 15 on page F-68 that other comprehensive loss for the year ended December 31, 2003 included a deferred hedge loss of $770,151.

      Footnote 11 has been changed to describe derivatives for natural gas that were designated as hedges.

Supplementary Oil and Natural Gas Reserve Information (Unaudited), page F-44

119. Your descriptions of proved reserves, proved developed reserves and proved undeveloped reserves paraphrase those in Rule 4-10(a) of Regulation S-X. Please amend your future documents to include at least one reference to Rule 4-10(a)(2)(3)(4)

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 33


      as the only applicable definitions of proved oil and gas reserves. This is available at our website, http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

      The Glossary descriptions of proved reserves, proved developed reserves and proved undeveloped reserves contains a reference to Rule 4-10(a)(2)(3)(4) of Regulation S-X.

Standardized Measure, page F-45

120. Please amend your standardized measure to disclose your estimated future development costs separately from your estimated future production costs as required by FAS 69, paragraph 30(b).

      The standardized measure disclosure has been revised to separate estimated future development costs from estimated future production costs.

Exhibits and Schedules

121. Please provide the staff with copies of any exhibits, schedules and appendices to the Agreement and Plan of Merger, or any other document identified as an attachment to the proxy statement, not already provided, including the documents identified in Schedule 2 - Company Disclosure Schedule.

      Supplementally, enclosed herewith is a complete copy of Schedule 2 of the Company Disclosure Schedules to the Agreement and Plan of Merger.

Form 10-QSBs for Quarters ending March 31, June 30 and September 30, 2005

122. We note your disclosure that your "disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange act of 1934 is recorded, processed, summarized and reported within the time periods specked in Securities and Exchange Commission rules and forms. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

      The Form 10-QSBs for quarters ending March 31, June 30 and September 30, 2005 have been amended as requested.

Mr. John Reynolds
Securities and Exchange Commission
January 31, 2006
Page 34


      If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                               Very truly yours,

                                               /s/ Sherie B. Rosenberg
                                               Sherie B. Rosenberg

cc: Lawrence S. Coben
    Larry E. Lee
    John M. Longmire
    C. David Stinson
    Theodore M. Elam
    David J. Ketelsleger
    Noah Scooler
    David Alan Miller